Exhibit (a)(4)

[Form of Supplemental Letter to Preferred Stockholders]

                        , 2004

[Insert name/address of shareholder]

Re:	Exchange Offer

Dear [Insert name of shareholder],

On October 15, 2004, Vsource, Inc. (the “Company”) mailed you an Exchange Offer and Consent Solicitation Circular containing information relating to the exchange offer (“Exchange Offer”) announced by the Company on September 1, 2004. In addition, we understand that Symphony House Berhad has mailed an Offer Document to you setting out the details of their offer (the “Purchase Offer”) to purchase the shares of Ironbeak Limited (“Asia Holding Co.”) that you would receive if you participated in the Exchange Offer.

This letter is to assist you in your review of the Exchange Offer and the Purchase Offer.

1. If you participate in the Exchange Offer,

•	each share of Series 1-A Preferred Stock of the Company that you own will be exchanged for 6.639 shares of Asia Holding Co.;

•	each share of Series 2-A Preferred Stock of the Company that you own will be exchanged for 17.818 shares of Asia Holding Co.; and

•	each share of Series 4-A Preferred Stock of the Company that you own will be exchanged for 5,059.217 shares of Asia Holding Co.

2. If you participate in the Purchase Offer, you will receive $0.158 in cash from Symphony for each share of Asia Holding Co. that you tender to Symphony.

The attached appendix calculates the number of Asia Holding Co. shares that you will receive if you participate in the Exchange Offer, based on your shareholdings as set forth in our records, and the amount of cash proceeds you would in turn receive if you participated in the Purchase Offer.

In addition, to assist you in making comparisons, the appendix also calculates the amount of shares of Vsource, Inc. common stock that you would receive if you converted your preferred stock and then sold such common stock on the public market, based upon a 30-trading day average for Vsource, Inc. common stock.*

Should you have questions, please feel free to contact me in Asia at +60 12-375-7192(please keep in mind that Asia is 12 hours ahead of US Eastern Daylight Time) or Jim Higham, our deputy general counsel based in San Diego, at 1-858-551-2920.

Sincerely,

Dennis M. Smith

Chief Financial Officer

7855 Ivanhoe, Suite 200, La Jolla, CA 92037

*	This price is being used for purposes of illustration only. We cannot assure you that you would be able to sell all or any of your shares of common stock at this price. In addition, the average daily trading volume of registered Vsource common stock on the OTC Bulletin Board during the 30-trading day period ended September 30, 2004 is currently less than 1,000 shares, and during this 30 day period there have been 16 days with no trading activity. There can be no assurance that trading volumes will increase to a consistently higher level or that you would be able to sell your shares in a timely manner or at all.

This letter is neither an offer to purchase Vsource Preferred Stock nor a solicitation of an offer to sell shares of Asia Holding Co. Vsource has filed a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the Information Statement and the Exchange Offer and Consent Solicitation Circular and the other documents filed as exhibits thereto) contains important information, including a description of the conditions to the Company’s obligation to complete the Exchange Offer. These documents should be read carefully before any decision is made with respect to the Exchange Offer. Such documents are available free of charge at www.sec.gov.

Appendix

Our records indicate that you currently hold:

[Insert no. of shares currently owned by addressee]	shares of Series 1-A Preferred Stock;

[Insert no. of shares currently owned by addressee]	shares of Series 2-A Preferred Stock

Should you elect to participate in the Exchange Offer you would receive:

[Insert no. of shares]	Asia Holding Co. shares in exchange for your Series 1-A Preferred Stock

[Insert no. of shares]	Asia Holding Co. shares in exchange for your Series 2-A Preferred Stock

[Insert no. of shares]	Total Asia Holding Co. shares

Should you then elect to accept Symphony’s Purchase Offer and sell all of your shares of Asia Holding Co., you would receive the following in cash:

$[Insert amount]	Aggregate gross cash proceeds from Purchase Offer

By way of comparison, if you converted your preferred stock into Vsource common stock and sold such Vsource common stock at the 30-trading day average market price for Vsource, Inc. common stock as of September 30, 2004, you would receive the following in cash:

[Insert no. of shares]	Common Stock from conversion of Series 1-A Preferred Stock

[Insert no. of shares]	Common Stock from conversion of Series 2-A Preferred Stock

[Insert no. of shares]	Total Common Stock

$0.22 per share	The 30-day average market price for Vsource, Inc. common stock as of September 30, 2004

$[Insert amount]	Total value of your holdings of Vsource, Inc. preferred stock on an as converted basis, based on the 30-trading day average market price for Vsource, Inc. Common Stock